EXHIBIT 99.2

FSD PHARMA FILES AMENDED AND RESTATED MATERIAL CHANGE REPORT

Toronto, July 4, 2024 -- FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, announced today that it has filed an amended and restated its material change report dated December 7, 2023 (the “Original MCR”), in order to amend the disclosure in Section 5.1 of the Original MCR.

The amended and restated material change report (the “Amended and Restated MCR”) is being filed to provide additional disclosure with respect of the private placement offering of Class A Multiple Voting Shares of the Company (the “MVS”) that closed on December 5, 2023 (the “Offering”). The Amended and Restated MCR can be found on the Company’s SEDAR+ profile at www.sedarplus.ca.

A summary of the changes made in the Amended and Restated MCR are described below.

The nomenclature in the Amended and Restated MCR has been corrected. The defined term for the Class B Subordinate Voting Shares is now “Class B Subordinate Voting Shares” to indicate that the Class B Subordinate Voting Shares are restricted securities as defined in OSC Rule 56-501- Restricted Shares and National Instrument 41-101 – General Prospectus Requirements. Furthermore, the following disclosure is provided: (i) additional disclosure on the purpose and business reasons for the Offering, (ii) the anticipated effect of the Offering on the Company’s business and affairs, (iii) a discussion of the review and approval process adopted by the board, and (iv) disclosure on prior valuations. The information presented in the Amended and Restated Material Change Report is as of December 7, 2023, the date of the Original MCR.

Prior to the closing of the Offering, the Company completed a plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “Plan of Arrangement”), pursuant to an arrangement agreement between the Company and Celly Nutrition Corp. (“Celly Nu”) dated October 4, 2023 (“Arrangement Agreement”). On November 29, 2023, being the effective date for the distribution by the Company of a portion of its common shares in the capital of Celly Nu (the “Celly Nu Shares”) pursuant to the Plan of Arrangement, holders of MVS, Class B Subordinate Voting Shares, and holders of warrants exercisable for the purchase of Class B Subordinate Voting Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by holders of Class B Subordinate Voting Shares (“FSD Pharma Distribution Warrants”; together with the holders of MVS and Class B Subordinate Voting Shares, the “FSD Pharma Securityholders”), received one (1) Celly Nu Share for each MVS, Class B Subordinate Voting Share, or FSD Pharma Distribution Warrant held. FSD Pharma Securityholders also received new MVS, new Class B Subordinate Voting Shares, and new FSD Pharma Distribution Warrants in exchange for their MVS, Class B Subordinate Voting Shares, and FSD Pharma Distribution Warrants (the “Share Exchange”).

Pursuant to the Share Exchange, Zeeshan Saeed and Anthony Durkacz, who are permitted holders under the Company’s articles (“Permitted Holders”) received one new MVS for each MVS previously held, and Raza Bokhari received one new Class B Subordinate Voting Share for each MVS previously held. Mr. Bokhari received Class B Subordinate Voting Shares as opposed to MVS in consideration for his prior MVS held. The Company’s articles have an automatic conversion feature which provides that if Permitted Holders transfer their MVS to someone that is not a Permitted Holder, then those MVS automatically convert to Class B Subordinate Voting Shares. The Plan of Arrangement resulted in a transfer of shares from shareholders to the Company, and then from the Company to the shareholders. Mr. Bokhari’s MVS were transferred to the Company, and when they were transferred back to him pursuant to the Plan of Arrangement, they were transferred as Class B Subordinate Voting Shares due to the fact that he was not a Permitted Holder under the Company’s articles, and as a result of this automatic conversion feature. While the Plan of Arrangement permitted the board of directors, in the exercise of its discretion, to override the automatic conversion of MVS to Class B Subordinate Voting Shares, the board declined to exercise this discretion with respect to Mr. Bokhari since he was not a Permitted Holder as at the closing of the Plan of Arrangement.

The Company created the dual class share structure for voting control to be retained by the Permitted Holders. The original articles of the Company provided that Permitted Holders were the founders, their immediate family members, and any entities that such Permitted Holders controlled. The definition of a Permitted Holder in the Company’s articles was expanded on February 3, 2020, to provide that a Permitted Holder is any of the foregoing, as well as current executive officers or directors of the Company and their affiliates or immediate family members (the “Article Amendments”). Following the exchange of Mr. Bokhari’s MVS for Class B Subordinate Voting Shares pursuant to the Plan of Arrangement, as a result of Mr. Bokhari not being a Permitted Holder, this concentration of voting control among Permitted Holders had declined. After the Plan of Arrangement, there were 48 MVS issued and outstanding since Mr. Bokhari received 24 new Class B Subordinate Voting Shares for his 24 MVS previously held, in accordance with the Plan of Arrangement. The Company therefore aimed to ensure that there would be 72 MVS issued and outstanding, to align with the number of issued and outstanding MVS that existed prior to the Plan of Arrangement, for the purpose of consolidating a degree of voting control in the Permitted Holders. The Offering impacts voting control of the Company because the additional MVS are now held by Permitted Holders who are members of management.

The board of directors of the Company determined that the Offering was in the best interests of the Company and executed a board resolution approving the same on December 1, 2023. In its decision-making process, the board of directors had informal discussions excluding Messrs. Saeed and Durkacz to discuss the Offering, it reviewed the Company’s articles, and it reviewed the implications of issuing additional MVS. Zeeshan Saeed and Anthony Durkacz abstained from this vote with respect to their interest in the resolution, in accordance with section 132(5) of the Business Corporations Act (Ontario) (the “OBCA”). The directors of the Company approved the Offering by written resolution. In accordance with the OBCA, all the directors were required to sign the authorizing resolution in order for the Offering to be valid as if passed at a meeting of the directors of the Company, however, the signatures of each of Zeeshan Saeed and Anthony Durkacz do not constitute a vote by the insider as a director to approve the Offering. The Offering was unanimously approved by the directors of the Company entitled to vote thereon.

The subscribers that participated in the Offering were insiders under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and the participation by such insiders is considered a “related party transaction” within the meaning of MI 61-101. The participants were: Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co- Chairman of the Company, is a beneficiary, and Fortius Research and Trading Corp. (“Fortius”), a corporation of which Anthony Durkacz, a director of the Company, is a director. Xorax and Fortius (together, the “Related Parties”) purchased the MVS issued pursuant to the Offering. In its consideration and approval of the Offering, the board of directors of the Company determined that the Offering was exempt from formal valuation and minority approval requirements of MI 61-101. The Company relied on the exemptions contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the participation of the Related Parties in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the Related Parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101). To the knowledge of the Company, directors, and senior officers of the Company, the Company has not conducted any prior formal valuations that relate to the MVS in the past 24 months before the date of the material change report.

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The Company did not file a material change report more than 21 days before the closing of the Offering as the details of the Offering, and the confirmation of insider participation in the Offering, was not definitively known to the Company until the date of the closing of the Offering and the board of directors determined that it was in the best interests of the Company to close the Offering as soon as practicable for business reasons.

Additionally, at the Company’s upcoming annual general and special meeting being held on July 22, 2024 (the “2024 Meeting”), holders of Class B Subordinate Voting Shares will be asked to ratify the Article Amendments, excluding any votes attaching to Class B Subordinate Voting Shares that are held by the holders of MVS. Furthermore, the Company has provided an undertaking to the Ontario Securities Commission that until such Article Amendments are approved by holders of Class B Subordinate Voting Shares at the 2024 Meeting, no transfers of MVS will be made to officers or directors of the Company.

About FSD Pharma

FSD Pharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD Pharma invented unbuzzd™ and spun it out its OTC version to a company, Celly Nutrition, led by industry veterans. FSD retains ownership of 25.71% (March 31, 2024) of Celly Nutrition Corp. at www.cellynutrition.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to FSD Pharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, FSD Pharma retains a large tax loss carry forward of approximately CAD$130 million and could be utilized in the future to offset tax payable obligations against future profits. FSD Pharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical / medical uses. FSD Pharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the 2024 Meeting. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements. This forward-looking information reflects FSD Pharma’s current beliefs and is based on information currently available to FSD Pharma and on assumptions FSD Pharma believes are reasonable. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “intends”, “estimates”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct, and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: performance of key management and personnel, the receipt of shareholder approval at the 2024 Meeting, general business, economic, competitive, political and social uncertainties; actual, and risks generally associated with the biotechnology or nutritional supplement industry; changes in laws and regulations; the actual results of FSD Pharma’s future operations; and skilled labor or loss of key individuals.

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Although FSD Pharma has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. FSD Pharma undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws. Additional information relating to FSD Pharma and can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov. None of the securities to be issued pursuant to the Plan of Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Plan of Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

ClearThink

Email: nyc@clearthink.capital

Telephone: (917) 658-7878

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